September 1, 2016

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed July 28, 2016
Response Letter
Filed August 2, 2016
File No. 001-06732

Dear Ms. Thompson:

As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated August 15, 2016 to Stephen J. Jones (the “Comment Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 47

1.
We note your response to comment 2. Please show us how you calculated the numerators and denominators used in computing your Leverage Ratio as of December 31, 2015 and June 30, 2016. Please ensure you explain how any adjustments you included in your determination of these ratios is in line with the covenants in your credit agreement(s).

Response:

Our subsidiary, Covanta Energy, LLC ("Covanta Energy") entered into an amended and restated credit and guaranty agreement (the "Credit Agreement"), which was included as Exhibit 10.1 to our filing on Form 8-K dated April 20, 2015. Our Leverage Ratio, as defined in Section 1.1 of the Credit Agreement, represents the ratio as of the last day of any Fiscal Quarter of (i) Consolidated Adjusted Debt (excluding Indebtedness of any Excluded Project Subsidiary in the Development Stage) to (ii) Consolidated Adjusted EBITDA (excluding Consolidated Adjusted EBITDA of any Excluded Project Subsidiary in the Development Stage) for the four-Fiscal Quarter period ending on such date. The definitions of Consolidated Adjusted Debt and Consolidated Adjusted EBITDA, each as set forth in Section 1.1 of the Credit Agreement, provide for a series of adjustments to be made to consolidated indebtedness and net income, respectively, of Covanta Energy for purposes of calculating the Leverage Ratio under the Credit Agreement. We have included the detailed calculation of the Leverage Ratio below, incorporating the adjustments to consolidated indebtedness and net income as prescribed in the definitions of Consolidated Adjusted Debt and Consolidated Adjusted EBITDA under the Credit Agreement.

Note that our Dublin project has been designated as an “Excluded Project Subsidiary in the Development State” under the Credit Agreement for purposes of the Leverage Ratio calculation, and therefore the limited recourse indebtedness of the project subsidiary is excluded from calculation of Consolidated Adjusted Debt (see below).

	December 31, 2015	June 30, 2016	NOTES
	($ in millions)
NUMERATOR
The aggregate stated balance sheet amount of (x) all Indebtedness of the type identified in clauses (i) through (iv) of the definition of Indebtedness of Covanta Energy and its Restricted Subsidiaries (excluding premiums and discounts) and (y) Guaranty Indebtedness, determined on a consolidated basis in accordance with GAAP	$1,932	$2,184

Minus:
Restricted Project Cash	(15)	(50)
All Permitted Subordinated Indebtedness owing to Covanta Holding	(586)	(519)
Consolidated Adjusted Debt	1,331	1,615

Less: Indebtedness of any Excluded Project Subsidiary in the Development Stage	(57)	(138)
Consolidated Adjusted Debt (excluding Indebtedness of any Excluded Project Subsidiary in the Development Stage)	$1,274	$1,477

DENOMINATOR
Consolidated Adjusted EBITDA - 4 Fiscal Quarters Ended (as reported)	$430	$425	A
Acquired EBITDA	9	9	B
Consolidated Adjusted EBITDA (excluding Consolidated Adjusted EBITDA of any Excluded Project Subsidiary in the Development Stage)	$439	$434

Ratio Calculation	2.9	3.4

A. The calculation of Adjusted EBITDA conforms to the definition of Consolidated Adjusted EBITDA set forth in Section 1.1 of the Credit Agreement.
		December 31, 2015	June 30, 2016
	(1)	($ in millions)
Net Income Attributable to Covanta Energy	(a) (i)	$94	$116
Consolidated interest expense	(a) (ii)	34	32
Provision for taxes	(a) (iii)	(9)	(31)
Depreciation and amortization expense	(a) (iv), (a) (v)	199	205
Decreases in unbilled service receivables	(a) (vi)	1	3
Non-cash compensation expense from restricted stock and stock options	(a) (viii)	18	16
Transaction costs	(a) (ix)	3	3
Non-cash currency translation gains or losses	(c) (i)	(2)	(4)
Impairment charges	(a) (xi)	43	39
Capital-type expenditures at service fee operated facilities	(a) (xvi)	31	32
Other	(a) (vii), (a) (x), (a) (xii), (a) (xiii), (a) (xvi)	18	14
Total adjustments		336	309
Adjusted EBITDA		$430	$425
(1) References to specific clauses within the credit agreement definition of Consolidated Adjusted EBITDA providing for each adjustment.

B.  Acquired EBITDA is based on the actual Acquired EBITDA of such acquired entity or business for such period (including the portion thereof occurring prior to such acquisition) pursuant to the definition of Consolidated Adjusted EBITDA in Section 1.1 of the Credit Agreement.

	December 31, 2015	June 30, 2016
	($ in millions)
Acquisitions	$9	$1
Capitalization of Union County facility lease	—	8
Total Acquired EBITDA	$9	$9

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page 71

Change in Accounting Principle, page 76

2.
We note your response to comment 7 indicates that you have determined that your Service Fee Operated facilities are subject to the requirements of ASC 853. We also note that, pre-ASC 853, you did not recognize the facilities on your balance sheet and capitalized certain expenditures associated with enhancements and/or replacements of facility components and that, upon adoption of ASC 853, you recognize all expenditures as fulfillment costs under ASC 605. In order to assist us in evaluating your response and your accounting treatment with respect to your concession arrangements, along with related revenues and costs, please provide us with the following information:

•
Tell us further details about your accounting policies related to your service concession arrangements, including the specific accounting literature relied upon for revenue recognition and related costs of revenue.

•	Tell us the specific contractual provisions for your Service Fee Operated and Service Fee Owned facilities. Specify how you determined Service Fee Owned contracts were not within the scope of ASC 853.

•
Tell us whether any of your service concession arrangements include multiple element arrangements. If so, please tell us the nature of each element in your specific agreements and how they impact your accounting policies for revenue and cost of revenue recognition. Please provide the specific GAAP literature you rely upon when accounting for each element.

•
Tell us whether any of your service concession arrangements include provisions that may result in your construction of additional infrastructure which would increase capacity under the arrangements and generate an identifiable revenue stream. If so, please tell us how you would account for such additional infrastructure.

Response:

Accounting Policies Related to Service Concession Arrangements

The Service Concession Arrangement guidance as codified under ASC 853 is applicable to transactions in which a public-sector grantor (either a governing body or its designee) enters into an agreement with an operating entity to construct, maintain and/or operate the grantor’s infrastructure that will be used for a public benefit which meet both of the following criteria:

1.	The grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them, and at what price; and

2.	The grantor controls, through ownership, beneficial entitlement or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement.

Pursuant to ASC 853-10-25-2, for any contractual arrangements that satisfy both of the foregoing criteria (i.e., our Service Fee Operated facility contracts), we do not account for the underlying infrastructure used in the service concession arrangement as property, plant and equipment, nor do we account for the arrangement as a lease. The revenue for our service concession arrangements is accounted for as service revenue in accordance with SAB Topic 13: Revenue Recognition, ASC 605-20 Services. The costs associated with operating and maintaining the facilities under service concession arrangements are considered fulfillment costs and expensed as incurred. See below for a further discussion on the revenue recognition of our service concession arrangements and the related multiple-element considerations.

Contractual Provisions of Service Fee Owned vs. Service Fee Operated Facilities

The following table summarizes the key contractual characteristics of our Service Fee Owned and Service Fee Operated facilities:

	Service Fee Owned	Service Fee Operated
Number of facilities:	6	17
Client(s):	Host community, with limited merchant capacity in some cases	Dedicated to host community exclusively
Waste or service revenue:	Fixed fee, with performance incentives and inflation escalation
Energy revenue:	Share with client (Covanta retains approximately 20% on average)
Metals revenue:	Share with client (Covanta typically retains approximately 50%)
Operating costs:	Pass through certain costs to municipal client (e.g. ash disposal)
Project debt service:	Paid by client explicitly as part of service fee	Client responsible for debt service
After service contract expiration:	Covanta owns the facility; it may enter into a new contract with the original client (with new terms and structured either as a "tip fee" or service fee arrangement) and/or third parties	Client owns the facility; extend with Covanta or tender for new contract with third parties

Contractual arrangements for Service Fee Owned facilities and those for Service Fee Operated facilities differ in several important respects, including the following:

Residual Value and Rights

•
For Service Fee Owned facilities, our project subsidiary, as owner, retains all residual value and rights following expiration of the original service contract with the municipal client. As a service contract expiration nears, we and the client typically attempt to enter into a new or extended service arrangement. In some cases, the client has limited contract extension rights. Where new arrangements are entered into, they have been most often structured as a "tip fee" contract (i.e., waste disposal charged on a per-ton basis), rather than an extended service fee arrangement. If no new arrangement is entered into, or if the client does not desire to contract for the entire facility capacity, our project subsidiary is free to offer service to third parties. In two cases, the client has a right to purchase the facility for its then fair market value upon expiration of the original service contract. When assessing the option held by the client to purchase the facility at fair market value for these two facilities, we note that ASC 853 does not provide specific guidance on what constitutes control of a residual interest in the infrastructure. In the absence of such guidance, we considered the other guidance in light of our facts and circumstances. Under ASC 810, the existence of an option, in and of itself, does not provide the holder with control . In our circumstances, we concluded that the fair market value options do not give the client control of these facilities since the options: (a) are not at a fixed price; (b) are not deemed to be in-the-money; (c) would require a significant financial outlay by local municipal entities not normally engaged in buying or operating major capital assets; and (d) such clients are not otherwise economically compelled to exercise such options. We also note that the fair market value options do not preclude us from pledging the assets of these facilities under our existing project or corporate debt arrangements, and in fact such assets are currently pledged under our existing debt arrangements. Consequently, in these circumstances, Covanta continues to control the residual assets and views the fair market value provision more akin to a protective right of the client. The provision has never been exercised by any client given the considerations noted above, as well as our proven ability to run the energy-from-waste facilities consistently and effectively.

•
For Service Fee Operated facilities, we retain no value or rights after the expiration of the service contract. The client owns the facility. Accordingly, the client is free at and after expiration to operate the facility itself, to seek operating services from us or others, or to cease operations entirely and use the property for different purposes.

Rights to Facility Merchant Capacity

•
At certain Service Fee Owned facilities, the client does not require the full waste disposal capacity of the facility. At these locations, our project subsidiary enters into waste disposal arrangements with third parties to fully utilize the facility capacity without requiring any municipal client approval.

•
At Service Fee Operated facilities, waste disposal capacity is fully dedicated to the needs of the client which owns the facility. Our project subsidiary has no rights to offer waste disposal service to third parties without the client’s approval.

Project Borrowings

•
For Service Fee Owned facilities, our project subsidiary borrowed funds required to build the facility under a set of financing agreements. The project debt typically was scheduled to be repaid in full prior to the expiration of the service contract between our project subsidiary and the client. Lenders were granted customary security interests in project assets, as well as rights to foreclose on those assets if the underlying debt was not paid. Both this project debt and the project assets are recorded on our balance sheet.

•
For Service Fee Operated facilities, the client (rather than our project subsidiary) funded the construction costs itself, typically through its own borrowings. For these facilities, our project subsidiary was not a party to any documents related to the debt, and neither the debt nor the asset value is recorded on our balance sheet.

Contractual arrangements associated with our Service Fee Owned facilities do not meet the second scoping criteria for service concession arrangements since ownership of the facility remains with us upon expiration of the service agreements and the client does not have beneficial entitlement or otherwise control the residual interest in the facility. Therefore, these arrangements are out of the scope of ASC 853.

Multiple-Element Arrangement Considerations

Our service concession arrangements require us to operate and maintain energy-from-waste facilities and we are paid a fee by our counterparties for this service rendered. Under our agreements, we must maintain the facilities to service a minimum tonnage of waste, and we use our discretion as to how to best maintain the facility to accomplish this. There are no contractual prescriptions as to maintenance. Accordingly, we believe that our service concession arrangement represents one deliverable and one accounting unit for accounting purposes.

We also considered if our accounting model would differ if a contrary view were made regarding operations and maintenance being separate deliverables. In analyzing this contrary view with respect to our service concession arrangements for multiple-elements, we considered the guidance set forth in ASC 605-25 and identified the following:

•
Operations: We are required to operate the facility over the term of the contract. The operations are to ensure that the facility can accept the waste from the municipality when delivered to the facility; and

•
Maintenance: We are required to maintain the facility to ensure that it is fully functional to be able to provide consistent service, up to applicable operating standards, through the end of the contract term.

In evaluating whether these deliverables should be accounted for as one unit of accounting, or separate units of accounting, we followed the guidance within ASC 605-25-25-5, which states that, in order for a deliverable to be accounted for as a separate unit of accounting, both of the following criteria should be met:

•
The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

•
If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The second criteria of ASC 605-25-25-5 is not applicable to our service concession arrangements since there is no general right of return for any of the delivered items. When analyzing the first criteria of ASC 605-25-25-5 for the operations and maintenance deliverables, we have concluded that neither of these deliverables would have stand-alone value. Our conclusion was based on the fact that operations and maintenance services are inherently interrelated such that they are unable to be separated; and we are not aware of any vendors that either solely operate or solely maintain energy-from-waste facilities. Further, we do not sell operating or maintenance services separately. As such, we account for the operations and maintenance deliverables as one unit of accounting. Further, for these deliverables, we are paid one fixed annual fee (with escalators based on CPI indexes at the beginning of each year of the contract), and we deliver such services on a ratable basis over the life of the contract. Therefore, we recognize the service revenue on a straight-line basis over the contract term.

In addition to the annual fixed fee received for our services, we receive additional consideration resulting from the sale of by-products of the operations of the facility: energy produced from the combustion process and metals recovered from the waste stream. We then sell these by-products to third parties and share the consideration received with the client. We bill and collect the consideration from the third parties and share such consideration (we retain approximately 20% of energy consideration and approximately 50% of the metals consideration, on average) with the client. In both instances the client is at risk of loss if we do not collect such consideration from these separate customers (i.e., if we have a bad debt with the energy or metal customer, we would not be required to share the client portion with the client). We include our share of this consideration as energy revenue or recycled metals revenue on our consolidated statement of operations.

Contractual Provisions for Construction of Additional Infrastructure

Our service concession arrangements do not include provisions for the construction of additional infrastructure that would increase capacity under the arrangements to generate identifiable revenue streams.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Note 3. Dispositions and Assets Held for Sale, page 9

3.	We note your response to comment 12. In order that we may properly evaluate your response and your accounting treatment, please provide us with the following information:

•
Your response did not include, as requested, the specific authoritative accounting guidance you utilized in accounting for this transaction. Tell us your basis in GAAP for your treatment of the “swap” and the “sale” as a single overall transaction rather than two separate transactions. Please ensure your response addresses the fact that the consummation of the sale to CITIC requires the approval of the Chinese government, which does not appear to be within your control. Considering this factor, tell us why you believe it is appropriate to defer recognition of the swap gain and related foreign currency translation balance until the sale is completed.

•
Provide us with the journal entries you recorded upon consummation of the swap transaction. In doing so, quantify for us the assets and liabilities that were deconsolidated, clarify how you determined the fair value of the Sanfeng Environment ownership interest received, including the measurement date used, and quantify for us the portion of the anticipated $30 million gain attributable to the swap transaction. Also tell us if Sanfeng Environment shares are publicly traded on any exchange(s).

•
We note that the March 2016 swap transaction involved exchanging an 85% ownership interest in a consolidated subsidiary and 40% and 49% equity interests in subsidiaries accounted for using the equity method for a 15% interest in Sanfeng Environment, which is accounted for as a cost method investment. Tell us how you determined whether or not the swap transaction was within the deconsolidation guidance scope of ASC 810-10-40-3A and should follow the guidance in ASC 810- 10-40-5 and -6. If applicable, explain how you considered ASC 810-10-40-3A(c) (2) in determining whether or not ASC 845 directly addressed this transaction. In doing so, tell us whether the swap transaction would fall within the scope of ASC 845-10-15-18 and ASC 845-10-30-24 through -27 if considered separately from the planned sale transaction.

•
Tell us how the sale transaction is contractually structured. Explain if the sales price is variable or based upon a fixed monetary amount and quantify for us the portion of the anticipated $30 million gain attributable to the sale transaction.

Response:

Additional Transaction Background

In 2013, our partner in China, Chongqing Sanfeng Environmental Industrial Group Co. Ltd. (Sanfeng Environmental), approached us with a request to participate in a plan to combine infrastructure assets in China held by it and its affiliates, and then take Sanfeng Environmental (as a larger infrastructure business) public in China.  We determined that we would be interested in doing so only if we received an attractive valuation for our existing assets in China, and if we had immediate liquidity in the resulting equity stake in Sanfeng Environmental (i.e., our intention was to liquidate the investment and monetize our assets for cash consideration, without relying on the success of a future public equity offering).  In order to accomplish our objectives, before any agreements were entered into, we approached several potential buyers of our interest in Sanfeng Environmental. We also communicated with Sanfeng Environmental about our discussions regarding potential buyers, given that any such buyer would hold a significant stake in Sanfeng Environmental. This process led to Sanfeng Environmental introducing us to CITIC, a large and highly diversified state-owned investment conglomerate. Subsequent negotiations resulted in a transaction that satisfied both of our requirements, through the asset swap agreement and CITIC's commitment to seek the necessary approvals from the Chinese government to purchase most of our interest , such that we would own approximately 1.3% of Sanfeng Environmental. In addition, we negotiated a back-up commitment that, if CITIC failed for any reason to close on its commitment, Chongqing Water Utilities Asset Operation Co., LTD ("Chongqing Water"), the state-owned entity that is the parent of Sanfeng Environmental, would purchase the bulk of our interest such that we would hold no more than 5% in the new infrastructure company, at a similar price to what CITIC would pay. At July 31, 2016 the back-up commitment from Chongqing Water expired. The agreements for both the swap and the sale (including the back-up commitment) were negotiated and executed at the same time (June 2015). Given the limited visibility we had into Sanfeng Environmental's financial condition at the time of the swap and the fact that they are a state-owned entity in China, we would not have entered into the swap agreement without the related sale agreement given the significant uncertainty we had, at the time of the swap, in the ultimate value we would receive.

Accounting Treatment

We concluded that the “swap” transaction, which occurred in March 2016, was within the scope of ASC 810-10-40-3A because we lost control of a business (inclusive of the two equity method investments). We do not believe that the transaction is within the scope ASC 845-10-15-18 or ASC 845-10-30-24 through -27 because we lost control of a business (see ASC 845-10-15-20(e)). The “sale transaction” is the sale of a financial asset for cash, and as a monetary transaction, is also outside the scope of ASC 845.

In evaluating if the “swap” and “sale” should be accounted for as a single transaction or multiple transactions, we considered the factors in ASC 810-10-40-6:

•
They are entered into at the same time or in contemplation of one another. The “swap” and “sale” agreements were negotiated and executed at the same time. However, they did not close at the same time, due to the requirement for the Chinese government to approve each transaction independently.

•
They form a single transaction designed to achieve an overall commercial effect. They form a single transaction designed to achieve an overall commercial effect for us, which was the monetization of our China interest.

•
The occurrence of one arrangement is dependent on the occurrence of at least one other arrangement. The occurrence of the sale to CITIC is dependent upon the occurrence of the swap transaction being approved. However, if the “sale” was not approved by the Chinese government, the “swap” transaction would not unwind; there are no provisions for us to regain control of the deconsolidated business, and we would have retained the entire 15% equity investment in Sanfeng Environmental.

•
One arrangement is not economically justified, but they are economically justified when considered together. Both transactions were negotiated as fair value transactions; however, as discussed herein, we had significant concerns about our ability to monetize the equity investment received in the “swap” without having simultaneously negotiated for the “sale” to CITIC.
Notwithstanding our ultimate objective in the transaction, management considered these criteria and concluded that, although these transactions were negotiated as part of one overall strategy, they should be accounted for as two separate transactions, as (a) the loss of control of a business under ASC 810-10-40-3A and (b) the sale of a financial asset for cash.

In order to calculate the gain to be recorded upon the “swap” of our China interest and the loss of control of the business, we followed the guidance in ASC 810-10-40-5. The sale agreement with CITIC provides for a fixed sale price in renminbi (“Rmb”). In determining the fair value of the equity investment received, we noted that one indication of value was the net cash expected to be received in the “sale”, which was approximately $99 million (assuming current exchange rates for Rmb). However, the following factors contributed to significant uncertainty in that valuation at the time of the swap:

•
Based upon our experience of doing business in China, we believed that there were significant uncertainties associated with obtaining cash under a commercial contract with a government-owned Chinese company that required subjective assessment;

•
The process of obtaining Chinese regulatory approvals is complex, has several layers (local, regional and national) and could be delayed (and therefore subject to variations in pricing due to currency fluctuations) or come with additional conditions that may or may not be satisfactory to us. The complexity of the government approval process has been evident with respect to the CITIC sale as the first approval from the Chongqing local counterpart of the Ministry of Commerce took five months;

•
Under our original contractual arrangement signed in June 2015, if the Chinese government would have failed to approve the CITIC “sale” transaction, we would have had the ability to sell our equity investment to Chongqing Water, which would be subject to similar approval processes as described above. We considered how this commitment should be contemplated in the accounting for this transaction and concluded that due to the fact that this commitment expired on July 31, 2016 (i.e. had a relatively short life) that it would not provide us with any further certainty with respect to our valuation considerations;

•
If the sale to CITIC were to fail, as Sanfeng Environmental is planning to eventually go public, identifying a potential acquirer (i.e., market participants) for the potential sale of our 15% equity interest would be difficult because, under China law, the acquirer would be categorized as a major shareholder who is required to give non-compete undertakings (i.e., a potential buyer of our equity investment in Sanfeng Environmental cannot be a competitor in the same industries as Sanfeng Environmental); and

•
The Sanfeng Environmental shares are not publicly-traded or liquid and we had limited visibility into the financial condition of the entity at the time of the “swap”. It is a private, state-owned entity.

Given these factors, we concluded there was such significant uncertainty in the realization of value that it was appropriate to not record the retained equity investment at an amount in excess of the carrying amount of the deconsolidated business, and instead to disclose the approximately $30 million gain that we expected to recognize upon the completion of the “sale” (similar to a contingent gain under ASC 450).

Under an alternative approach, we would have recorded the retained interest at an amount in excess of the carrying value (which likely would have been less than the ultimate sales price to CITIC) and recognized a gain in the first quarter ended March 31, 2016 when the “swap” transaction closed. This approach could have resulted in an incremental gain when the sale transaction closes, or alternatively, the investment could be at risk of impairment if the CITIC sale does not close.  We believe that this would have been confusing to the readers of our financial statements, given the extreme uncertainties associated with measurement of the retained investment.  We believe that our disclosure regarding the transaction, its scale and uncertain timing provided investors with sufficient information about the unrecognized gain so that they could understand the expected impacts of the related transactions on the financial statements.

Upon consummation of the “swap” in March 2016 and loss of control of the business (inclusive of the equity method investments), our recorded journal entries consisted of crediting the $100 million of assets held for sale (which includes the two equity method investments), debiting the $23 million of liabilities held for sale, and debiting $67 million of prepaid and other current assets, representing the non-controlling interest that we expected to sell to CITIC for cash, and debiting $10 million of other non-current assets to account for the investment that we expect to retain after the CITIC sale.

With respect to the pending “sale”, the most significant Chinese government approval (the approval on the “sale” transaction by the Chongqing counterpart of the Ministry of Commerce) was received on August 24, 2016. Following such approval, the next steps in the "sale" process are (i) CITIC to register the “sale” with the local counterpart of the Administration of Industry and Commerce (which is the company registry in China), (ii) both parties to complete the tax withholding formalities with the Chinese taxing authority and pay withholding tax, (iii) for CITIC to arrange with its bank for payment of the net purchase price, via an overseas remittance. Upon completion of aforementioned formalities, which we expect in the third or fourth quarter of 2016, we believe the "sale" will be complete. At that time we would credit the $67 million other current asset, debit $99 million in net cash proceeds, and recognize a gain of approximately $32 million (net cash proceeds and gain based on current exchange rates), which is within the same fiscal year as the “swap” taking place. At the time we will also recognize the foreign currency translation balance of approximately $5 million in income related to the disposed facilities into the statement of operations in accordance with ASC 830-30-40-1.

With respect to the 1.3% interest that we will retain in Sanfeng Environmental after the CITIC “sale” closes, our best estimate of the fair value of that interest as of March 2016, when we lost control of the business, was $10 million due to the aforementioned risks and uncertainties.

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me directly at 862.345.5372.

Sincerely,

Timothy J. Simpson

cc: Stephen J. Jones
Bradford J. Helgeson
David S. Stone